CUSIP No. 371559 10 5                                       (Page 1 of 11 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              -------------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)

                             Genesee & Wyoming Inc.
                             ----------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                  371559 10 5
                                  -----------
                                 (CUSIP Number)


                              -------------------
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CUSIP No. 371559 10 5                                       (Page 2 of 11 Pages)

                                      13G

 1     Names of Reporting Persons
       S.S. or I.R.S. Identification No. of Above Persons

       MORTIMER B. FULLER, III (INDIVIDUALLY AND AS TRUSTEE OR CO-TRUSTEE) FRANCES A. FULLER (INDIVIDUALLY AND AS CO-TRUSTEE)
       (SEE ITEM 2(A) FOR DESCRIPTION OF SUCH TRUSTEE AND CO-TRUSTEE CAPACITIES)

 2     Check the Appropriate Box if a Member of a Group*  (a) [X]
                                                          (b) [ ]

 3     SEC Use Only

 4     Citizenship or Place of Organization

       ALL MEMBERS OF THE GROUP ARE UNITED STATES CITIZENS

                 5 Sole Voting Power:
                   MORTIMER B. FULLER, III - 1,300,844
 Number of         FRANCES A. FULLER - 0
  Shares
Beneficially
  Owned by
   Each
  Reporting
 Person with

                 6  Shared Voting Power:
                    MORTIMER B. FULLER, III - 0
                    FRANCES A. FULLER - 0

                 7  Sole Dispositive Power:
                    MORTIMER B. FULLER, III - 734,634
                    FRANCES A. FULLER - 21,830

                 8  Shared Dispositive Power:
                    MORTIMER B. FULLER, III - 544,380
                    FRANCES A. FULLER - 544,380

 9     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,300,844 (See Item 4 for disclaimer of beneficial ownership)

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares*                                                [ ]

 11    Percent of Class Represented by Amount in Row (9)

       25.7%

 12    Type of Reporting Person*

       00 (A GROUP)


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 371559 10 5                                       (Page 3 of 11 Pages)

ITEM 1(A).  NAME OF ISSUER:

            Genesee & Wyoming Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            71 Lewis Street
            Greenwich, Connecticut 06830

ITEM 2(A).  NAMES OF PERSONS FILING:

            Mortimer B. Fuller, III
            Frances A. Fuller
            Mortimer B. Fuller, III, as Trustee of the Frances A. Fuller Family
                 Trust
            Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the
                 Residuary Trust u/w of Mortimer B. Fuller, Jr.
            Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the
                 Marital Trust u/w of Mortimer B. Fuller, Jr.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            For all members of group:

            c/o Genesee & Wyoming Inc.
            71 Lewis Street
            Greenwich, Connecticut 06830

ITEM 2(C).  CITIZENSHIP:

            All of the members of the group are United States citizens

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(E)   CUSIP NUMBER:

            371559 10 5

ITEM 3.     STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            Not Applicable

ITEM 4      OWNERSHIP:

            (a) Amount Beneficially Owned: 1,300,844 shares (see Exhibit 1)
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CUSIP No. 371559 10 5                                       (Page 4 of 11 Pages)

          (b)  Percent of Class:  25.7%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Mortimer B. Fuller, III (individually or as Trustee) - 1,300,844
                    Frances A. Fuller (in any capacity) - 0

               (ii) shared power to vote or to direct the vote:

                    Mortimer B. Fuller, III (in any capacity) - 0
                    Frances A. Fuller (in any capacity) - 0

              (iii) sole power to dispose or to direct the disposition of:

                    Mortimer B. Fuller, III (individually or as Trustee) -
                    734,634
                    Frances A. Fuller (individually) - 21,830

               (iv) shared power to dispose or to direct the disposition of:

                    Mortimer B. Fuller, III (as Co-Trustee) - 544,380 Frances A. Fuller (as Co-Trustee) - 544,380

          Pursuant to Rule 13d-4, each member of the group expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such member is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other members of the group, except for shares as to which members of the group are Co-Trustees.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable
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CUSIP No. 371559 10 5                                       (Page 5 of 11 Pages)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          See Exhibit 1

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION:

          Not Applicable
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CUSIP No. 371559 10 5                                       (Page 6 of 11 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1997       /s/ Mortimer B. Fuller, III
                              ---------------------------
                              Mortimer B. Fuller, III


Dated: February 5, 1997       *Frances A. Fuller
                              ------------------
                              Frances A. Fuller


Dated: February 5, 1997       /s/ Mortimer B. Fuller, III, Trustee
                              ------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the Frances
                              A. Fuller Family Trust


Dated: February 5, 1997       /s/ Mortimer B. Fuller, III, Trustee
                              ------------------------------------
                              Mortimer B. Fuller, III, as Co-Trustee of the
                              Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 5, 1997       * Frances A. Fuller, Co-Trustee
                              -------------------------------
                              Frances A. Fuller, as Co-Trustee of the Residuary
                              Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 5, 1997       /s/ Mortimer B. Fuller, III, Trustee
                              ------------------------------------
                              Mortimer B. Fuller, III, as Co-Trustee of the
                              Marital Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 5, 1997       * Frances A. Fuller, Co-Trustee
                              -------------------------------
                              Frances A. Fuller, as Co-Trustee of the Marital
                              Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 5, 1997       *By:  /s/ Mortimer B. Fuller, III
                                    ---------------------------
                                  Mortimer B. Fuller, III, Attorney-in-Fact


*Power of Attorney filed herewith as Exhibit 3.